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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 9)

ELSTER GROUP SE
(Name of Subject Company)

MINTFORD AG
an indirect wholly owned subsidiary of

MELROSE PLC
(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103
(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary
Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom
+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,314,043,362	$265,189.37

*
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) $20.50, the per American Depositary Share tender offer price, multiplied by 43,231,888, the number of American Depositary Shares issued and outstanding, and (b) $82.00, the per Ordinary Share tender offer price, multiplied by 17,412,069, the number of Ordinary Shares outstanding that are not represented by American Depositary Shares. The foregoing share figures have been provided by the issuer to the offerors and are as of June 29, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$265,189.37	Filing Party:	Melrose PLC and Mintford AG
Form or Registration No.:	Schedule TO	Date Filed:	July 9, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 9 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the "Schedule TO") filed with the Securities and Exchange Commission on July 9, 2012 by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder") and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 ("Melrose"), in connection with Bidder's offer to purchase (i) all outstanding American Depositary Shares (collectively the "ADSs" and each an "ADS") of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the "Ordinary Shares" and each an "Ordinary Share"), for $20.50 per ADS, net to the seller in cash and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs) for $82.00 per Ordinary Share, net to seller in cash, in each case without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") and the related Letter of Transmittal to Tender Ordinary Shares (the "Ordinary Share Letter of Transmittal"), copies of which are included as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information in the Offer to Purchase and the related Letters of Transmittal, which were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO, is hereby expressly incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following at the end of the section entitled "Section 1—Terms of the Offer" of the Offer to Purchase:

          "The initial offering period of the Offer expired at 12:00 midnight, New York City time, on August 22, 2012. On August 23, 2012, Melrose issued a press release announcing that the Tender Agent has advised Melrose that, as of the Expiration Time, approximately 99.35% of the total share capital of Elster was tendered, which includes 17,412,069 Ordinary Shares and 41,338,334 ADSs that had been validly tendered and not validly withdrawn and an additional 1,162,322 ADSs tendered subject to guaranteed delivery procedures. Bidder has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn on or prior to the Expiration Time.

          On August 23, 2012, Bidder commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on August 28, 2012, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

          The same $82.00 per Ordinary Share and $20.50 per ADS in cash offered during the initial offering period of the Offer will be paid to Elster shareholders who tender their Shares during the subsequent offering period. Bidder will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be tendered by the guaranteed delivery procedure, and (2) Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period of the Offer may not be withdrawn during the subsequent offering period.

          The press release issued by Melrose announcing the expiration of the Offer and the commencement of the subsequent offering period is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(H)	Press Release issued by Melrose PLC on August 23, 2012.

2

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2012

MELROSE PLC
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director
MINTFORD AG
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director

3

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.*
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.*
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.*
(a)(1)(D)	Notice of Guaranteed Delivery.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.*
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.*
(a)(5)(C)	Press Release issued by Melrose PLC on July 16, 2012.*
(a)(5)(D)	Press Release issued by Melrose PLC on July 17, 2012.*
(a)(5)(E)	Press Release issued by Melrose PLC on August 8, 2012. *
(a)(5)(F)	Press Release issued by Melrose PLC on August 15, 2012.*
(a)(5)(G)	Press Release issued by Melrose PLC on August 17, 2012.*
(a)(5)(H)	Press Release issued by Melrose PLC on August 23, 2012.
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.*
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.*
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.*
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.*
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.*
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.*
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.*
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.*
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.*
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX